UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(D) of The Securities Exchange Act Of 1934

Date of Report (Date of Earliest Event Reported):   January 19, 2011 (January 19, 2011)

Leo Motors, Inc.
(Exact name of registrant as specified in its charter)

Delaware	95-3909667
(State or other jurisdiction of incorporation or organization)	(I. R. S. Employer Identification No.)

291-1, Hasangok-dong, Hanam City, Gyeonggi-do, Republic of Korea 465-250
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code +82 31 796 8805

n/a
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.02. Termination of a Material Definitive Agreement

On January 18, 2011, to Leo Motors, Inc. (the "Company") officially cancelled its agreement with Sea Motors Group LLC due to Sea Motors being unable to perform on its distribution agreement with Leo. Sea Motors has agreed to return and cancel 2,000,000 shares of the Company's common stock previously issued to them.

Item 8.01. Other Matters

On January 18, 2011, Leo Motors CEO Dr. Robert Kang returned and cancelled stock options to purchase 10 million shares, given to him for his role as CEO.

On January 19, 2011, the Company issued the following press release:

Leo Motors Cancels Shares, Options

Las Vegas, Nevada, January 18, 2011. Leo Motors, Inc. (Pink OTC Markets: LEOM) announced today that Sea Motors Group LLC has agreed to return and cancel 2,000,000 shares of common stock previously issued to them, due to Sea Motors being unable to perform on its distribution agreement with Leo. Dr. Robert Kang, stated, "I believe Leo will make substantial growth in 2011, as we continue to develop our relationships with various international companies and governments. It is unfortunate that our relationship with Sea Motors was unsuccessful, but I am very optimistic about our prospects looking forward with new partners."

Separately, Dr. Kang has also agreed to cancel stock options to purchase 10 million shares, given to him for his role as CEO. Dr. Kang added, "It is important to me that we continue to build shareholder value. Until Leo reaches its immense potential, I believe it to be in the shareholders' best interests for me to forego these options."

With the cancellation of the shares, Leo now has 48,833,115 shares of common stock outstanding, a reduction of 4% of the outstanding shares. The cancellation of the options reduces Leo's fully diluted share count by 19.7%.

About Leo Motors

LEO MOTORS is a US public company based outside of Seoul, Korea, engaged in the development, manufacture and sale of Electric Vehicle (EV) power trains and components. Leo has developed many original EV power trains and has converted many models of existing internal combustion engine (ICE) vehicles into EVs, including scooters, motorcycles, highway speed sedans, buses and trucks. Leo Motors has also developed Zinc Air Fuel Cell Generator (ZAFCG) which will free EV's from range limitation with zero emissions.

Mike King
Princeton Research, Inc.
(702) 650-3000

Forward-Looking Statement

This press release includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the company's reports and registration statements filed with the Securities and Exchange Commission.

Source: Leo motors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Leo Motors, Inc.
(Registrant)

Dated: January 19, 2011

By: \s\ Shi Chul Kang
Shi Chul Kang
Chief Executive Officer